Exhibit 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Nine Months ended September 30, 2013	Nine Months Ended September 30, 2012
Net Income	($23,493,041)	($3,342,282)
Average number of common shares outstanding	165,358,337	153,321,548
Contingency issuable shares	18,863,750	17,296,250
Adjusted average shares	184,222,087	170,617,798
Basic and fully diluted earnings per share	0.00	0.00